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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*


Name of Issuer:  Central Sprinkler Corporation
Title of Class of Securities:  Common Stock
CUSIP Number:  155184-10-4

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                     Catherine L. McDonald,
                   Bentley Capital Management,
                       520 Madison Avenue,
               New York, NY 10022; (212) 376-5708

     (Date of Event which Requires Filing of this Statement)

                          July 26, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise



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subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















































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CUSIP No.  155184-10-4

1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

         Bentley Capital Management, Inc.
         13-364-1705

2.  Check the Appropriate Box if a Member of a Group
         N/A
         (a)
         (b)

3.  SEC Use Only

4.  Source of Funds*

         A/F

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

         N/A

6.  Citizen or Place of Organization

         A New York State Corporation

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         157,300 shares

8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:

         157,300 shares

10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         157,300 shares



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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

         N/A

13. Percent of Class Represented by Amount in Row (11)

         4.78%

14. Type of Reporting Person*

         IA









































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Item. 1. Security and Issuer

    This schedule 13D relates to the common stock Central
Sprinkler.  The address is as follows:

         Central Sprinkler Corporation
         451 North Cannon Avenue
         Lansdale, PA  19446

Item 2. Identity and Background

    This statement filed on behalf of the following Investment
Adviser:

         Bentley Capital Management, Inc.

    The business address of the adviser is:

         Bentley Capital Management, Inc.
         520 Madison Avenue, 34th Floor
         New York, NY  10022

    The investment adviser named above has not been convicted of any criminal proceeding.

The investment adviser named above has not, in the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

The investment adviser is incorporated in New York State.

Item 3. Source and Amount of Funds or other Consideration

    As of the date hereof, Bentley Capital Mangement, Inc. has pruchased, on behalf of managed accounts, 157,300 shares of Central Sprinkler from working capital. No funds were borrowed to finance these purchases.

Item. 4. Purpose of Transaction

All of the shares described in Item 3. were acquired for investment purposes. The investment adviser reserves the right to purchase additional shares of the common stock of Central Sprinkler or to dispose of such shares in the open market or in privately negotiated transactions or in any other such lawful manner in the future. The reporting persons have no plan or



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proposal which relates to or would result in any of the actions enumerated in the instructions in Item 4.

Item 5. Interest in the Maturities of the Issuer

The investment adviser named above acquired 157,300 shares of Central Sprinkler representing approximately 4.78% of the common stock outstanding, based on information from the company (157,300/3,288,000) = 4.78% utilizing the over-the-counter market. The following details the disposition date, number of shares and price sold at for the 89,500 shares we have disposed in the past sixty days:

Bentley Capital Management, Inc. (for client accounts) -

Disposed:

         06/19/96  7,200 shares @ 24.000
         06/27/96  5,300 shares @ 23.000
         07/17/96 17,000 shares @ 21.310
         07/26/96 14,000 shares @ 21.310
         07/31/96  7,500 shares @ 20.685
         08/01/96  3,500 shares @ 20.750
         08/01/96 15,000 shares @ 20.685
         (second disposition)
         08/02/96  5,000 shares @ 20.685
         08/06/96 15,000 shares @ 20.185

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

The investment adviser named above has any contract, understanding or relationship with any person with respect to the securities issued by Central Sprinkler.

Item 7. Material to be Filed as Exhibits.

N/A















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Signature, by Bentley Capital Management, Inc.:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 1996         /s/ Gerald Levine
______________          _____________________
    Date                      Signature

                        Gerald Levine
                        Chief Executive Officer
                        Bentley Capital Management, Inc.








































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